SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number: 000-22219

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First South Bank Employees’ Savings & Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First South Bancorp, Inc.

1311 Carolina Avenue

Washington, North Carolina 27889

REQUIRED INFORMATION

Items 1-3. The First South Bank Employees’ Savings & Profit Sharing Plan and Trust is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. As permitted by Item 4, the Plan is filing financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements required by Items 1-3.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibit:

Exhibit 23.1      Consent of Cherry Bekaert LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

Date: June 29, 2017	First South Bank Employees’ Savings &
Profit Sharing Plan and Trust

/s/ Scott C. McLean
Plan Administrator

Item 4: Financial Statements

FIRST SOUTH BANK EMPLOYEES' SAVINGS &

PROFIT SHARING PLAN AND TRUST

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

As of and for the Years Ended

December 31, 2016 and 2015

[Letterhead of Cherry Bekaert LLP]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

First South Bank Employees’ Savings & Profit Sharing Plan and Trust

Washington, North Carolina

We have audited the accompanying statements of net assets available for benefits of the First South Bank Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements of the Plan referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CHERRY BEAKERT LLP

Raleigh, North Carolina

June 29, 2017

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FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2016	2015
Assets:
Investments at fair value:
Shares of registered investment companies	$8,071,861	$7,262,864
Common stock	1,726,404	1,134,406
Money market deposit accounts	304,877	256,659
Total investments	10,103,142	8,653,929

Receivables:
Employee contributions receivable	-	76,666
Employer contributions receivable	-	30,808
Notes receivable from participants	440,593	406,373
Total receivables	440,593	513,847

Cash - noninterest-bearing	119,724	3,615

Total Assets	$10,663,459	$9,171,391

The accompanying notes are an integral part of the financial statements

2

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31
	2016	2015
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$723,223	$(346,448)
Interest and dividends from investments	276,136	313,720
Total investment income (loss)	999,359	(32,728)

Interest from notes receivable from participants	14,100	13,218

Contributions:
Employer	406,842	371,744
Participant	815,065	794,370
Rollover	293,762	476,559
Total contributions	1,515,669	1,642,673

Total additions	2,529,128	1,623,163

Deductions from net assets attributed to:
Benefits paid directly to participants	1,024,609	1,033,209
Administrative expenses	12,451	5,016

Total deductions	1,037,060	1,038,225

Net increase	1,492,068	584,938

Net assets available for benefits:
Beginning of years	9,171,391	8,586,453

End of years	$10,663,459	$9,171,391

The accompanying notes are an integral part of the financial statements

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First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS

As of and for the Years Ended December 31, 2016 and 2015

1.	Description of Plan:

The following description of First South Bank Employees' Savings & Profit Sharing Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined-contribution plan covering all employees of First South Bank (the “Plan Sponsor”) and First South Leasing, LLC, who are age 21 or older and have completed six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute between 1% and 100% of pretax compensation, as defined in the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may make changes in their contribution percentage daily and can terminate contributions at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Catch-up contributions are allowed by the Plan if participant is age 50 by December 31 of the calendar year. In addition, participants may also move funds from other qualified retirement plans or an IRA, without incurring any tax liability, by means of a rollover contribution.

The Plan Sponsor matches 100% of the first 3% and 50% of the amount between 3% and 5% of base contributions that a participant contributes to the Plan. Additional profit sharing and discretionary match amounts may be contributed at the option of the Plan Sponsor's Board of Directors. Employer contributions are allocated to the same investment options that the employee directs. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions and in the Plan Sponsor's Safe Harbor matching contributions plus actual earnings thereon. Vesting in the Plan Sponsor's discretionary matching and profit sharing contributions and the earnings thereon is based upon years of continuous service. The employer's contributions shall be fully vested and nonforfeitable upon death, total and permanent disability, upon discontinuance of employer contributions to the Plan, termination of the Plan, or upon reaching normal retirement age defined as 65 years of age. If participant termination occurs prior to these events, the participant vests in the employer's contributions as follows:

Completed Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	25%
2 but less than 3	50%
3 but less than 4	75%
4 or more	100%

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First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.	Description of Plan (Continued):

Investment Options

During the years ended December 31, 2016 and 2015, participants could direct the investment of their contributions as well as employer matching contributions between forty-two mutual funds and employer stock. Each investment offers differing degrees of risk and return.

Participant Loans

Participants may borrow from their fund account an amount not to exceed the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount allowed by the Plan is $1,000. The loans are secured by the vested balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period not to exceed twenty years, or maintain his or her vested account balance in the Plan. When a participant terminates employment and the vested benefit is between $1,000 and $5,000 and the participant does not consent to a distribution of the vested balance, the vested benefit automatically will be rolled over to an IRA selected by the Plan Administrator. A participant with a vested account balance in excess of $5,000 may elect to receive a distribution from the Plan as soon as administratively possible following termination of employment. If the participant does not consent to a distribution of the vested balance, the balance will remain in the Plan.

Participants may withdraw vested amounts from the Plan while still employed by meeting the requirements for in-service distributions. No in-service withdrawal may be made prior to age 59 ½ other than a distribution made on account of hardship. The Plan does allow for distribution on account of hardship, if one of the hardship events are met as described in the Plan.

Required minimum payments will begin no later than the 1st of April following the year in which the retired participant reaches age 70½.

Forfeitures

Forfeitures represent nonvested employer matching contributions of participants that have terminated their employment with the Plan Sponsor. During the year ended December 31, 2016, $5,401 of forfeitures were used to pay administrative expenses. During the year ended December 31, 2015, no forfeitures were used to pay administrative expenses. At December 31, 2016 and 2015, forfeited nonvested accounts totaled $50,436 and $46,621, respectively.

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First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.	Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual method of accounting.

Administrative Expenses

The Plan Sponsor may elect, but is not required, to pay record keeping and other administrative expenses incurred by the Plan. For the years ended December 31, 2016 and 2015, the Plan Sponsor has elected to pay all of the administrative fees related to the professional services provided to the Plan. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Expenses for the trustee were paid by the Plan Sponsor for the years ended December 31, 2016 and 2015.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, reported changes in net assets available for benefits, and disclosures during the reporting period. Actual results could differ from those estimates.

Valuation of Investments

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and the custodian. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the years.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2016 and 2015. Delinquent notes receivable from participants are reclassified as distributions based on the terms of the Plan document.

3.	Investments:

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

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First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.	Investments (Continued):

Level 1	-	Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2	-	Inputs to the valuation methodology are quoted prices for similar assets or liabilities; quoted prices in inactive markets or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	-	Inputs to the valuation methodology are unobservable inputs where there is little or no market activity and the reporting entity makes estimates and assumptions that are significant to the fair value of the asset or liability.

Registered Investment Companies - These investments are valued at the closing price reported on the active market on which the individual securities are traded.

Common Stock - These investments are valued at the closing price reported on the active market on which the stock is traded.

	Assets at Fair Value as of December 31, 2016
Description	Total	Level 1	Level 2	Level 3
Shares of registered investment companies:
Mutual funds	$8,071,861	$8,071,861	$-	$-
Cash equivalents and money market	304,877	304,877	-	-
First South Bancorp, Inc. common stock	1,726,404	1,726,404	-	-
	$10,103,142	$10,103,142	$-	$-

	Assets at Fair Value as of December 31, 2015
Description	Total	Level 1	Level 2	Level 3
Shares of registered investment companies:
Mutual funds	$7,262,864	$7,262,864	$-	$-
Cash equivalents and money market	256,659	256,659	-	-
First South Bancorp, Inc. common stock	1,134,406	1,134,406	-	-
	$8,653,929	$8,653,929	$-	$-

4.	Related Party and Party-in-Interest Transactions:

As of December 31, 2016 and 2015, the Plan's investments included $1,726,404 and $1,134,406, respectively, in common stock of First South Bancorp, Inc. These investments represent approximately 17% and 13% of total Plan assets at December 31, 2016 and 2015, respectively.

Certain Plan investments are shares of mutual funds managed by Charles Schwab Trust Company. Charles Schwab Trust Company is the custodian of the Plan and, therefore, transactions with Charles Schwab Trust Company qualify as party-in-interest transactions. Fees paid by the Plan for administrative expenses totaled $12,451 and $5,016 for the years ended December 31, 2016 and 2015, respectively.

7

First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.	Tax Status:

The Plan is a nonstandardized prototype plan sponsored by MVP Plan Administrators, Inc. The Internal Revenue Service (IRS) has determined and informed MVP Plan Administrators, Inc. by letter dated March 31, 2014 that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	Plan Termination:

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.	Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits.

8.	Subsequent Event:

On June 9, 2017, the First South Bancorp, Inc. (the “Company”), parent holding company of the Plan Sponsor entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Carolina Financial Corporation (“CARO”). The Merger Agreement provides that, upon the terms and conditions set forth therein, the Company will merge with and into CARO (the “Merger”), with CARO continuing as the surviving corporation. As soon as practicable following consummation of the Merger, the Plan Sponsor will merge with and into CARO’s wholly-owned subsidiary, CresCom Bank ("CresCom"), with CresCom continuing as the surviving entity. Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, the Company’s stockholders will have the right to receive 0.52 shares of CARO common stock for each share of the Company’s common stock. The transaction is expected to close in the fourth quarter of 2017, subject to shareholder and regulatory approval and other customary closing conditions. As of the report date, the Plan Sponsor is uncertain as to how the proposed merger will impact the operations of the Plan.

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First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Employer Identification Number: 56-0266599	Three-digit Plan Number: 001

(a)	(b)	(c)			(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			Cost **	Current Value
	Alliance Bernstein Small Cap	Mutual Fund	3,070.243	Shares		$138,038
	Altegris/AACA Real Estate Long	Mutual Fund	1,454.553	Shares		18,924
	AMG Managers Fairpointe Mid Cap	Mutual Fund	1,166.530	Shares		47,583
	AMG Yacktman Fund Service	Mutual Fund	7,870.833	Shares		168,357
	Artisan Mid Cap	Mutual Fund	3,786.381	Shares		137,749
	BBH Core Select N	Mutual Fund	3,776.162	Shares		76,769
	BlackRock Inflation Protect Bd	Mutual Fund	1,062.430	Shares		11,283
	Cohen & Steers Realty	Mutual Fund	1,542.384	Shares		101,227
	DFA Int'l Small Company	Mutual Fund	4,194.078	Shares		72,432
	Hodges Small Cap Instl	Mutual Fund	4,343.059	Shares		91,856
	IVA Worldwide I	Mutual Fund	1,318.126	Shares		22,659
	JP Morgan Large Cap Growth R6	Mutual Fund	6,072.950	Shares		196,460
	JP Morgan Mid-Cap Value I	Mutual Fund	10,289.513	Shares		374,538
	JP Morgan Smart Retire Income A	Mutual Fund	40,521.227	Shares		703,449
	JP Morgan Smart Retire 2015 A	Mutual Fund	59,581.960	Shares		1,035,534
	JP Morgan Smart Retire 2020 A	Mutual Fund	27,514.837	Shares		496,918
	JP Morgan Smart Retire 2025 A	Mutual Fund	45,160.643	Shares		790,311
	JP Morgan Smart Retire 2030 A	Mutual Fund	35,000.444	Shares		656,608
	JP Morgan Smart Retire 2035 A	Mutual Fund	27,823.195	Shares		500,261
	JP Morgan Smart Retire 2040 A	Mutual Fund	17,551.942	Shares		338,401
	JP Morgan Smart Retire 2045 A	Mutual Fund	8,297.068	Shares		151,587
	JP Morgan Smart Retire 2050 A	Mutual Fund	5,704.753	Shares		103,998
	JP Morgan Smart Retire 2055 A	Mutual Fund	1,245.002	Shares		25,261
	Loomis Sayles Bond CL I	Mutual Fund	2,293.717	Shares		31,103
	Lord Abbett Value Opp I	Mutual Fund	3,561.832	Shares		71,593
	Mainstay Intl Oppty Inst	Mutual Fund	3,875.715	Shares		30,928
	Oppenheimer Developing Mkts Y	Mutual Fund	1,664.291	Shares		53,207
	Oppenheimer Intl Growth FD CL Y	Mutual Fund	2,717.736	Shares		94,251
	PIMCO GNMA Instl	Mutual Fund	659.789	Shares		7,343
	Swan Defined Risk 1	Mutual Fund	3,313.745	Shares		39,434
	T Rowe Price Capital Appreciation FD	Mutual Fund	14,993.314	Shares		392,675
	TCW Total Return Bond	Mutual Fund	5,239.068	Shares		51,762
	Thornburg Limited-Term Income FD CL R5	Mutual Fund	395.629	Shares		5,274
	Tocqueville Gold Fund	Mutual Fund	268.001	Shares		9,050
	Undiscovered Mrgsbehavioral Value	Mutual Fund	906.220	Shares		58,506
	Vanguard Emrg Mkts Stk Index FD	Mutual Fund	3,314.311	Shares		98,700
	Vanguard Short Term Bd Index FD Adm	Mutual Fund	3,936.965	Shares		41,063
	Vanguard Small Cap Index Admiral	Mutual Fund	3,718.994	Shares		229,722
	Vanguard Total Bd Market Index Adm	Mutual Fund	714.451	Shares		7,609
	Vanguard Total Intl Stock Index Adm	Mutual Fund	1,575.145	Shares		38,796
	Vanguard 500 Index FD Admiral Shrs	Mutual Fund	2,420.927	Shares		500,091
	Victory Global Natl Resources Fund A	Mutual Fund	2,152.034	Shares		50,551
*	First South Bancorp, Inc.	Common Stock	144,469.000	Shares		1,726,404
*	Schwab Bank Savings	Cash Equivalent/Money Market				304,877
	Notes receivable from participants	Interest Rates 3.25% - 4.25%				440,593
	Cash	Cash				119,724
						$10,663,459

*	Represents a party-in-interest
**	Cost has been omitted for participant-directed investments

9